

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2017

Laurence Penn
Chief Executive Officer
Ellington Financial LLC
53 Forest Avenue
Old Greenwich, Connecticut 06870

> **Re: Ellington Financial LLC**
> **Registration Statement on Form S-3**
> **Filed May 31, 2017**
> **File No. 333-218371**

Dear Mr. Penn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at 202-551-3585 with any questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Senior Counsel
Office of Real Estate and
Commodities

cc: Daniel M. LeBey, Esq. (*via e-mail*)